Exhibit 2.1
Execution Copy
SHARE PURCHASE AGREEMENT
by and between
DOF ASA
and
Trico Shipping AS
regarding
shares in DeepOcean ASA
13 June 2008

SHARE PURCHASE AGREEMENT
This share purchase agreement (the “Agreement”) is today entered into by and between
(1)	DOF ASA, business register no. 935 349 230 (the “Seller”)
     and
(2)	Trico Shipping AS, business register no. 976 854 020 (the “Purchaser”; the Purchaser and the Seller jointly referred to as the “Parties”)
1 BACKGROUND
The Seller owns 35,220,000 shares (the “Shares”) DeepOcean ASA, business register no. 980 722 805 (the “Company”).
The Purchaser wishes to purchase from the Seller and the Seller wishes to sell to the Purchaser all of the Seller’s shares in the Company, pursuant to and in accordance with the terms and conditions set forth in this Agreement.
2 TRANSFER OF THE SHARES
The Seller shall transfer the Shares to the Purchaser free of all liens and other encumbrances and otherwise on the terms and conditions set forth in the Agreement.
3 PURCHASE PRICE
3.1 Purchase price
As consideration for the Shares, the Purchaser shall pay to the Seller an amount of NOK 32 per Share, equalling NOK 1,127,040,000 (the “Purchase Price”), which shall be settled in accordance with section 4.2.
3.2 Dividends
The ordinary general meeting in the Company to be held on 13 June 2008 will resolve to pay a dividend of 0.50 per share. The right to receive this dividend with respect to the Shares shall be vested with the Purchaser.

4 COMPLETION
4.1 Time and place of Completion
Completion shall take place in a meeting at the offices of Bugge, Arentz-Hansen & Rasmussen, Stranden 1, Oslo, at such time as the Parties may agree, but no later than 18 June 2008.
4.2 Obligations at Completion
4.2.1 Seller’s obligations at Completion
The Seller shall at Completion:
(i)	transfer to the Purchaser the Shares free of all liens and other encumbrances;

(ii)	provide evidence that the Seller’s VPS account manager has been given irrevocable instructions to transfer the Shares to the Purchaser’s VPS account and that the VPS account manager has completed the transfer as instructed. The transfer shall by the Seller be evidenced by providing the Purchaser with a copy of the VPS account manager’s screen picture which shows that the transfer has been completed as instructed;

(iii)	Upon the receipt of the Purchase Price by Pareto pursuant to item 4.2.2 issue, a confirmation to Oslo Børs in substantially the same form as the draft of such confirmation attached hereto as Appendix 1.
4.2.2 Purchaser’s obligations at Completion
Purchaser shall at Completion pay the Purchase Price to the client account of Pareto. The Purchase Price shall not be transferred from Pareto to Sellers until the Purchaser has issued the statement in Appendix 1 and the Shares are confirmed registered on Purchaser’s VPS-account.
4.2.3 Parties’ joint obligations at Completion
The Parties shall at Completion take the appropriate actions for the release of announcements with respect to this Agreement in substantially the same form as attached hereto as Appendix 2 and 3.
5 NON-ACTION UNDERTAKING
In consideration of the Seller selling the Shares in the Company to the Purchaser, the Sellers agreed to the following undertaking:
On 15 May 2008, the Company resolved to issue 20,000,000 new shares to the Purchaser and recommended to its other shareholders to accept the mandatory offer to be presented by Purchaser. On the same date, the Purchaser also purchased 18,233,900 shares in the Company from its management and West Supply IV AS, and 17,495,055 shares in the open market. Further, following 15 May 2008 the Purchaser has purchased an additional 2,700,000 shares in the Company. The Purchaser presented its mandatory offer to the shareholders of the Company on 30 May 2008. The transactions mentioned above are collectively referred to as the “Transactions”.
The Seller, on behalf of itself, its subsidiaries and affiliates, undertake to refrain from initiating any legal actions against the Company, the Purchaser and/or Trico Marine Services, Inc., including said entities’ subsidiaries and/or affiliates, employees, stockholders, officers and directors, in any way relating to the Transactions, included but not limited to the events leading up to the resolution by the board of directors of the Company to issue the new shares.
Further, the Seller, on behalf of itself and its subsidiaries and affiliates, shall refrain from initiating any public statements in respect of the Transactions that could be deemed as negative by the Company, the Purchaser and/or Trico Marine Services, Inc. Notwithstanding the foregoing, the Seller, on behalf of itself and its subsidiaries and affiliates, shall not from the date of this Agreement initiate any public statements or responses to any regulatory authority (including but not limited to, the relevant stock exchange) in respect of the Transactions or this Agreement without prior consultation with Trico Marine Services, Inc.
6 WAIVER OF ALL OTHER RIGHTS AND OBLIGATIONS
The Seller warrants on its own behalf and on behalf of any of its related parties that they have no outstanding payments or outstanding claims or any other rights for performance against the Purchaser or any of its related parties, including without limitations the Company, other than provided for in this Agreement.
7 MISCELLANEOUS PROVISIONS
7.1 Confidentiality
Save for the public announcements provided for in section 4.2.3 above, the Parties agree that this Agreement shall be strictly confidential. Information received about a Party shall be kept confidential and may under no circumstances be used to cause damage to the other Party. The obligation to keep information confidential does not apply if (i) a Party is obligated to provide information according to law, regulation or governmental decision (which in this regard also includes the relevant stock exchanges), or (ii) the information is commonly known in the public domain and this is not a result of a breach by the other Party.
7.2 Public Announcement
Save for such announcement provided for in section 4.2.3 above, no announcement or circular in connection with the existence or subject matter of this Agreement shall be made or issued by or on behalf of the Seller without the prior written approval of the Purchaser. This shall not affect any announcement or circular required by applicable law or any regulatory body or the rules of any recognised stock exchange on which the shares of the Seller is listed, but the Seller shall consult with the Purchaser insofar as is reasonably practicable before complying with such an obligation.

8 GOVERNING LAW AND DISPUTE RESOLUTION
This Agreement shall be governed by Norwegian law and any disputes hereunder shall be referred to arbitration. The arbitration shall take place in Oslo. The arbitration court shall consist of three arbitrators, of which the Seller and the Purchaser shall appoint one each. The arbitrators so appointed shall appoint the third arbitrator, who shall be the chairman of the arbitration court. The arbitration proceedings and the judgment shall be confidential.
* * *
Oslo, 13 June 2008

On behalf of Trico Shipping AS	On behalf of DOF ASA

/s/ Rishi Varma	/s/ Mons Svendal Aase

Rishi Varma	Mons Svendal Aase